SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF OCTOBER 2006

PSi TECHNOLOGIES HOLDINGS, INC.

(Exact name of Registrant as specified in its Charter)

NOT APPLICABLE

(Translation of Registrant’s name into English)

Electronics Avenue

FTI Industrial Complex

Taguig, Metro Manila 1604, Philippines

(Address of Registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      x            Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                       No      x

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

PSi Technologies Holdings, Inc.

Third Quarter 2006 Results

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, each Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 19, 2006

PSi TECHNOLOGIES HOLDINGS, INC.

By:	/s/ Arthur J. Young, Jr.
Arthur J. Young, Jr.
President and Chief Executive Officer

PSi Technologies Holdings, Inc.

Third Quarter 2006 Results

PSi TECHNOLOGIES REPORTS THIRD QUARTER 2006 RESULTS

Manila, Philippines – October 18, 2006 – PSi Technologies Holdings, Inc., (NASDAQ: PSIT), a leading independent provider of assembly and test services for the power semiconductor market, today announced financial results for the third quarter ended September 30, 2006:

Third Quarter Financial Results

A robust market coupled with Business Blueprint achievements have resulted in a positive trend and development in our third quarter financial results. Consistent with our expectations, revenues for the third quarter of 2006 totaled $24.1 million, a 16.0% sequential increase compared to $20.7 million in the previous quarter. Further, having ceased our China operations during the previous quarter, our Philippine operations increased revenues by 35.7% in the third quarter of 2006 versus the same quarter last year.

A marked improvement in operating results was achieved for the third quarter equating to an operating loss of $332 thousand, compared to $1.2 million in the previous quarter, and $3.0 million in the third quarter of 2005.

“We believe that this welcome improvement in financial performance can be attributed to the ongoing Blueprint activities, consolidation of sites and growth in demand enabled by new contracts and sales agreements with key customers. We expect this positive trend to continue through the fourth quarter and on into 2007 and beyond,” said Arthur J. Young, Jr. Chairman and Executive Officer.

In addition to the other positive developments achieved during the third quarter, significant gains have been made with respect to EBITDA. EBITDA for the third quarter of 2006 increased to $3.2 million, a sequential increase of 34.4% from the previous quarter of $2.4 million and a significant increase from $1.0 million for the same period last year.

Incremental improvements have also been achieved in our consolidated gross margins, which have risen from a negative (0.9%) for the same period last year to 4.1% in the second quarter of 2006, and increasing to 7.7% during the third quarter of 2006.

Operations realignment activities from administration and marketing contributed to the majority of cost savings in operating expenses as such expenses declined to $2.2 million during the third quarter of 2006 from $2.9 million in the same period last year, although slightly higher than the previous quarter.

“While the business climate continues to offer challenges in the shape of rising raw material and energy costs, our focus towards achieving sustainable growth and profitability remains as firm as ever. The positive trends witnessed in our key financial results are not unexpected to us, but rather, we believe, are a direct result of effectively executing Business Blueprint activities began during the last quarter of 2005,” said Mr. Gordon J. Stevenson, Chief Operating Officer and Executive Vice President.

PSi Technologies Holdings, Inc.

Third Quarter 2006 Results

Net other expense was higher by $0.3 million during this quarter compared with the second quarter, mainly due to the 5.4% appreciation of the Philippine Peso versus the U.S. Dollar in the second quarter of 2006, as well as higher financing charges incurred on our exchangeable note.

Given the improvements and realignments executed, net loss has decreased by 70.8% from ($4.6) million or ($0.35) per outstanding share in the third quarter last year to ($1.9) million or ($0.14) per outstanding share in the second quarter of 2006 to ($1.3) million or $(0.10) per outstanding share in the third quarter of 2006.

Year To Date Financial Results

Revenues for the first nine months of 2006 from Philippine operations totaled $64.7 million, a 19.8% increase compared to $54.0 million in the same period last year. Including China, revenues for the first nine months of 2006 totaled $66.9 million, a 12.6% increase compared with $59.4 million in the same period last year.

Due to the closure of China facility, the losses of operations from China, including associated losses relating to liquidation, is presented under Losses from Discontinued Operations in our financial statements for the first nine months of 2006.

The cost reduction programs initiated during 2006, which include product portfolio rationalization, material substitution, supplier rationalization and improvements in operational efficiencies, resulted in a much lower increase in cost of goods sold of 1.0% for the first nine months of 2006 and a corresponding expansion in consolidated gross margins of 6.3% compared with (1.1%) in the same period last year. In addition, operating expenses were lower by 18.5% for the first nine months of 2006 at $6.2 million versus $7.6 million in the same period last year. As a result of the above, operating loss margin has improved to (3.3%) for the first nine months of 2006 versus (13.9)% in the same period last year.

These improvements have resulted in an EBITDA increase of 84.2% to $8.3 million for the first nine months of 2006, compared with $4.5 million in the same period last year. Moreover, Operating losses declined by 73.8% from ($8.3) million in the same period last year to ($2.2) million for the first nine months of 2006.

Including the $1.1 million loss on discontinued operations arising from the closure of Chengdu facility, net loss for the first nine months of 2006 declined to ($6.0) million, compared with ($10.8) million in the same period last year.

Balance Sheet Highlights

Cash and cash equivalents totaled $2.0 million in the third quarter, compared to $1.6 million as of December 31, 2005.

New acquisitions in property, plant and equipment for the first nine months of 2006 totaled $7.0 million which consists of equipment purchased to accommodate the Sales/Investment Agreement with major customers (discussed further below) as well as to address the capabilities of our Power QFN line.

PSi Technologies Holdings, Inc.

Third Quarter 2006 Results

Total current liabilities declined to $35.5 million as of the end of the third quarter from $36.0 million as of December 31, 2005. The decline in current liabilities is attributable to the prepayment of $5.1 million in bank loans and trust receipts payable. Consequently, total bank debt declined to $9.9 million versus $14.9 million as of December 31, 2005. We have not utilized our new credit facilities from new banks entered into during the second quarter of 2006, which amount to $13 million. The long-term liability account of $3.7 million includes the carrying amount of the Exchangeable Notes issued in July 2003 and June 2005, net of discount representing the embedded conversion feature of the Note.

As of September 30, 2006, tangible book value was $1.77 per share on 13,289,525 outstanding shares.

Business Outlook

“We will continue to execute our plans based on the Blueprint initiatives we have set in the last quarter of 2005 as well as manage the continuous growth for the coming quarters brought about by the robust market and new sales/investment contracts agreed to with our customers. We expect that these initiatives will pave the way for further improvement in our financial performance and eventual profitability,” said Young.

As an amendment executed this third quarter on the June 19,2006 Sales/Investment Agreement, the Company has further increased the volume commitment with a major customer whereby the customer will load guaranteed chips for one year on certain packages starting on various dates through 2007. This contract translates to annualized revenue of about $45 million. The contract provides price adder and underutilization charge in case of shortfall on loading. In consideration for this loading, the Company has committed a total capital investment of approximately $5 million.

About PSi Technologies

PSi Technologies is a focused independent semiconductor assembly and test service provider to the power semiconductor market. The Company provides comprehensive package design, assembly and test services for power semiconductors used in telecommunications and networking systems, computers and computer peripherals, consumer electronics, electronic office equipment, automotive systems and industrial products. Their customers include most of the major power semiconductor manufacturers in the world such as Infineon Technologies, ON Semiconductor, Philips Semiconductor, and ST Microelectronics. For more information, visit the Company’s web site at www.psitechnologies.com or call:

At PSi Technologies Holdings, Inc.: Thelma G. Oribello (63 2) 838 44 89 tgoribello@psitechnologies.com.ph	At Financial Relations Board: Lasse Glassen (310) 854 8313 lglassen@financialrelationsboard.com

This press release contains forward-looking statements that involve risks and uncertainties. Actual results and outcomes may differ materially. Factors that might cause a difference include,

PSi Technologies Holdings, Inc.

Third Quarter 2006 Results

but are not limited to, those relating to the pace of development and market acceptance of PSi’s products and the power semiconductor market generally, commercialization and technological delays or difficulties, the impact of competitive products and technologies, competitive pricing pressures, manufacturing risks, the possibility of our products infringing patents and other intellectual property of third parties, product defects, costs of product development, manufacturing and government regulation, risks inherent in emerging markets, including but not limited to, currency volatility and depreciation, restricted access to financing and political and social unrest and the possibility that the initiatives described herein may not produce the intended results. PSi undertakes no responsibility to update these forward-looking statements to reflect events or circumstances after the date hereof. More detailed information about potential factors that could affect PSi’s financial results is included in the documents PSi files from time to time with the Securities and Exchange Commission.

-Financial Tables Follow-

PSi Technologies Holdings, Inc.

Third Quarter 2006 Results

PSi Technologies Holdings, Inc.

Unaudited Income Statement

(In US Dollars)

	For the Three Months Ended			For the Nine Months Ended
	30-Sep-06	30-Jun-06	30-Sep-05	30-Sep-06	30-Sep-05
	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited
REVENUES	$24,052,713	$20,738,843	$19,830,431	$64,666,457	$59,419,485
COST OF SALES	22,190,651	19,891,834	20,000,434	60,611,751	60,054,350

GROSS PROFIT (LOSS)	1,862,062	847,009	(170,003)	4,054,706	(634,865)

OPERATING EXPENSES
Research and development	306,288	265,378	334,135	822,173	997,983
Stock compensation cost	28,715	39,992	59,988	128,695	179,964
Administrative expenses	1,672,073	1,528,986	2,105,542	4,752,905	5,434,032
Marketing expenses	187,035	169,504	241,832	521,516	708,019
Freight out	—	—	136,763	—	322,063

Total Operating Expenses	2,194,111	2,003,861	2,878,260	6,225,288	7,642,062

LOSS FROM OPERATIONS	(332,049)	(1,156,852)	(3,048,263)	(2,170,582)	(8,276,926)

Interest and bank charges-net	(188,925)	(268,776)	(267,096)	(717,821)	(955,236)
Foreign exchange gains(losses)-net	(228,673)	95,306	(31,456)	(344,552)	186,419
Early retirement cost	—	—	(384,701)	—	(384,701)
Exchangeable Note interest and financing charges	(595,280)	(565,689)	(834,490)	(1,718,306)	(1,395,910)
Loss on discontinued operation and special charges	—	—	—	(1,078,491)	—
Gain (Loss) on sale of fixed assets	(6,356)	—	—	(6,356)	—
Miscellaneous	4,052	(2,934)	(52,354)	8,909	(7,338)

Net Other Expense	(1,015,181)	(742,093)	(1,570,096)	(3,856,616)	(2,556,766)

NET LOSS	$(1,347,230)	$(1,898,944)	$(4,618,359)	(6,027,198)	$(10,833,693)

EBITDA	$3,259,133	$2,424,527	$933,456	$8,327,655	$4,519,975
No. of Shares Outstanding	13,289,525	13,289,525	13,289,525	13,289,525	13,289,525
EPS- based on Outstanding Shares	(0.10)	(0.14)	(0.35)	(0.45)	(0.82)

■	Summations/numbers may differ due to rounding.

■	The results of China Operations for the first quarter of 2006 until it has ceased operations are all included under Loss on Discontinued Operations in accordance with US GAAP.

■	The accounts as presented herein have been revised to conform to their presentation under the Audited Financial Statements. More detailed information can be found in the documents (such as Form 20F) PSi files from time to time with the Securities and Exchange Commission.

PSi Technologies Holdings, Inc.

Third Quarter 2006 Results

PSi Technologies Holdings, Inc.

Unaudited Consolidated Balance Sheet

(In US Dollars)

	30-Sep-06	31-Dec-05
	Unaudited	Audited
ASSETS
Current Assets
Cash	$2,042,475	$1,624,669
Accounts receivable-net	13,005,879	14,780,744
Inventories-net	5,657,859	5,877,177
Other current assets-net	726,676	322,160
Asset held for sale	—	1,273,108

Total Current Assets	21,432,888	23,877,857

Noncurrent Assets
Property, plant and equipment-net	40,812,260	44,023,066
Other noncurrent assets-net	1,294,299	1,629,839

Total Noncurrent Assets	42,106,559	45,652,906

	$63,539,447	$69,530,762

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current Liabilities
Accounts payable and accrued expenses	$23,042,065	$20,211,867
Accounts payable CAPEX	2,608,039	1,748,194
Loans Payable	9,724,743	11,400,000
Trust receipts payable	150,000	3,549,606

Total Current Liabilities	35,524,846	36,909,667

Noncurrent Liabilities
Exchangeable Note	3,695,771	2,450,100
Accrued retirement benefit cost	854,186	807,848

Total Noncurrent Liabilities	4,549,957	3,257,949

Stockholders’ Equity
Capital stock-Philippine peso 1-2/3 par value
Authorized-37,058,100 shares
Issued and outstanding-13,289,525 shares	590,818	590,818
Additional paid-in capital	79,514,268	79,385,573
Other comprehensive loss	(483,861)	(483,861)
Deficit	(56,156,580)	(50,129,382)

Total Stockholders’ Equity	23,464,645	29,363,147

	$63,539,448	$69,530,762

PSi Technologies Holdings, Inc.

Third Quarter 2006 Results

PSi Technologies Holdings, Inc

Unaudited Consolidated Statement of Cash Flows

(In US Dollars)

For the Nine Months Ended September 30, 2006
CASH FLOWS FROM OPERATING ACTIVITIES
Net loss	(6,027,198)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation	10,487,508
Loss from discontinued operations	1,078,491
Stock compensation costs	128,695
Amortization of debt issuance costs and discount	677,683
Interest on exchangeable notes converted to principal	589,210
Accretion of interest receivable from sale of land, building and improvements	(99,823)
Loss on disposal of property and equipment	6,356
Interest income from Meralco	(21,590)
Provision for pension expense	394,244
Changes in operating assets and liabilities:
Decrease (increase) in:
Trade and other receivables	1,896,279
Inventories	(443,330)
Other current assets	(328,573)
Decrease in trade and other payables	(77,234)

Net cash provided by (used in) operating activities	8,260,717

CASH FLOWS FROM INVESTING ACTIVITIES
Acquisitions of property and equipment	(4,425,061)
Proceeds from sale of property and equipment	1,342,695
Decrease (increase) in other noncurrent assets	314,318

Net cash used in investing activities	(2,768,048)

CASH FLOWS FROM FINANCING ACTIVITIES
Net proceeds from (payments of) trust receipts payable	(3,399,606)
Net proceeds from (payments of) loans payable	(1,675,257)
Net cash provided by financing activities	(5,074,863)
NET INCREASE (DECREASE) IN CASH	417,806
CASH AT BEGINNING OF YEAR	1,624,669

CASH AT END OF YEAR	2,042,475

SUPPLEMENTAL INFORMATION ON NONCASH INVESTING AND FINANCING ACTIVITIES
Property and equipment acquired on account under accounts payable	2,608,039